Exhibit 7.1

Grupo TMM, S.A.B. and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES UNDER IFRS
(Amounts in thousands of Pesos)

	December 31,
	2016		2015		2014		2013		2012
Historical ratio:
Fixed charges:
Interest costs and amortization on debt discount or premium in all indebtedness	869,267		800,232		855,508		943,126		981,219
Portion of rent expense representative of interest factor (A)	97,752		85,022		99,328		92,104		86,130
Fixed charges	967,019		885,254		954,836		1,035,230		1,067,349
Earnings:
Pretax income from continuing operations	(775,179)		(301,930)		(460,337)		(521,849)		(639,651)
Less:
Non-controlling interest	1,480		(2,250)		2,421		4,985		5,338
Equity investee (income) loss	-		-		-		-		-
Fixed charges	967,019		885,254		954,836		1,035,230		1,067,349
Less:
Capitalized interest
Earnings	190,360		585,574		492,078		508,396		422,360
Ratio of earnings to fixed charges	(N/A	)(B)	(N/A	)(B)	(N/A	)(B)	(N/A	)(B)	(N/A	)(B)

(A)	The Company considered one-third of the rent expense as imputed interest factor.

(B)
Due to the registrant’s loss in 2016, 2015, 2014, and 2013, the ratio of earning to fixed charges was less than 1:1. The registrant must generate additional earnings of $776.7, $299.7 million, $462.8, $526.8 million, and $645.0 million, respectively, to achieve a coverage ratio of 1:1.